RTN STEALTH SOFTWARE INC.

FORM 51-101F2

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES

EVALUATOR

This  is  the  form  referred  to  in  item  2  of  section  2.1  of  National  Instrument  51-101

Standards of Disclosure for Oil and Gas

Activities  (“NI  51-101”).  Terms  to  which  a  meaning  is  ascribed  in  NI  51-1-1  have  the same meaning in this form.

Report on Reserves Data

This  Form  51-101F2  report  is  filed  concurrently  with  Forms  51-101F1  and  51-101F3.

This is a nil and blank report because the Company is an exploration stage company and has no oil and gas reserves to report.

Dated effective December 31, 2009.